Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

VIA EDGAR AS CORRESPONDENCE

April 5, 2016

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20649

Attn. Michael Kennedy, Staff Attorney

Lilyanna Peyser, Special Counsel

Re: Corning Natural Gas Holding Corporation

Amendment No. 2 to Registration Statement on Form S-1 Filed March 8, 2016

File No. 333-208943

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the “Company”) to the letters, dated March 22, 2016 and March 28, 2016, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-208943) filed on February 17, 2016 (the “Registration Statement”) and the prospectus forming a portion of the Registration Statement (the “Prospectus”). For your convenience, the comments are reproduced below before the Company’s answers. Unless otherwise provided, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Prospectus.

Letter dated March 22, 2016

General

1.	We note that you are registering the offering of up to 308,734 shares of Series A

Cumulative Preferred Stock and up to 411,645 shares of Series B Convertible Preferred Stock, but that your charter authorizes the issuance of 200,000 shares of Series A Cumulative Preferred Stock and 300,000 shares of Series B Convertible Preferred Stock. Please tell us why it is appropriate to register the offering of securities that you are not authorized to issue.

On March 30, 2016, the Company filed a certificate of amendment to its certificate of incorporation designating 140,000 shares of Series A Cumulative Preferred Stock and 360,000 shares of Series B Convertible Preferred Stock (the “Certificate of Amendment”). The Fee Table and the Registration Statement have been amended to clarify that only the authorized shares of preferred stock are being registered: 140,000 shares of Series A Cumulative Preferred Stock and 360,000 shares of Series B Convertible Preferred Stock.

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Summary of Material United States Federal Income Tax Consequences Adjustment of the Conversion Price, page 67

2.      We note your response to comment 8. However, we note the following statement in this section of the prospectus:

“Anti-Dilution Adjustments generally should constitute bona fide, reasonable anti-dilution provisions and generally will not result in constructive distributions.” (emphasis added)

Given that this statement is subject to a lack of certainty, please revise your disclosure in the prospectus to explain why, with respect to the statement above, counsel is unable to provide a more certain opinion, describe the degree of uncertainty with respect to the opinion, and set forth the risks of uncertain tax treatment to investors. Refer to Section III of Staff Legal Bulletin No. 19.

On review, that statement in the section entitled “Summary of Material United States Federal Income Tax Consequences – Ownership and Disposition of Preferred Stock - Adjustment of the Purchase Price” has been revised as follows:

[The conversion price of the Series B Convertible Preferred Stock is subject to adjustment under certain circumstances (see “Anti-Dilution Adjustments” under “Description of Series B Convertible Preferred Stock”).] Such circumstances generally will constitute bona fide, reasonable anti-dilution provisions and generally will not result in constructive distributions so long as they are not made to compensate holders of our common stock for certain taxable distributions with respect to our common stock.

A re-dated tax opinion of counsel has been filed as Exhibit 8.1 to the Registration Statement.

Where You Can Find More Information, page 72

3.      Please update this section to include the Definitive Proxy Statement on Schedule 14A filed March 11, 2016. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Holding Company’s Schedule 14A Definitive Proxy Statement filed on March 11, 2016 has been added to the disclosure, as well as a Form 8-K Current Report filed on March 31, 2016. The additional incorporation by reference language permitted under Question 123.05 has also been added to specifically incorporate any other reports filed between the date of the initial registration statement and prior to the effectiveness of the registration statement.

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Exhibit 5.1

4.      We note your response to comment 6. Please tell us why it is appropriate for counsel to opine on “[u]p to 200,000 shares of Series A Cumulative Stock and up to 300,000 shares of Series B Convertible Stock,” and on “[u]p to 300,000 shares of Common Stock,” when you are registering the offering of up to 308,734 shares of Series A Cumulative Preferred Stock, up to 411,645 shares of Series B Convertible Preferred Stock, and up to 411,645 shares of Common Stock. In this regard, we note that Item 601(b)(5) of Regulation S-K requires an “opinion of counsel as to the legality of the securities being registered.” Please have counsel revise the opinion accordingly, or advise.

A revised opinion of counsel has been filed as Exhibit 5.1 reflecting the revised number of shares of each series of preferred stock registered by the Registration Statement.

Letter dated March 28, 2016

General

1.      In appropriate places throughout the prospectus, please clarify that subscription rights may not be exercised for a fractional share of Series A Cumulative Stock or a fractional share of Series B Convertible Stock, and must instead be aggregated with other subscription rights so that when exercised, in the aggregate, such rights result in the purchase of a whole share of Series A Cumulative Stock (which requires eight subscription rights) or Series B Convertible Stock (which requires six subscription rights), and that no fractional shares of Series A Cumulative Stock or Series B Convertible Stock will be issued. Please also discuss how this process will be affected by any pro rata allocation of the Series A and/or Series B stock.

The prospectus has been amendment to make clear that no fractional shares of either series of Preferred Stock will be issued, that shareholders need to aggregate eight subscription rights to purchase a share of Series A Cumulative Stock and six subscription rights to purchase a shares of Series B Convertible Stock, and that the maximum number of shares of each series that will be issued is the number authorized in the certificate of amendment to the certificate of incorporation of the Holding Company filed with the New York Secretary of State on March 30, 2016, and filed with the Commission with the Holding Company’s Current Report on Form 8-K filed on March 31, 2016.

In particular, please see the information in the first paragraph of the cover page of the Prospectus and under the headings “Summary – Summary of the Offering – Basic Subscription” and “Frequently Asked Questions about the Rights Offering – Q. What is a Subscription Right?”

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2.      Please confirm that you will fill in the record, distribution, and expiration dates prior to seeking effectiveness.

The Holding Company has advised us that the record date for the subscription right distribution or dividend will be April 14, 2016 (assuming that the Registration Statement will go effective in sufficient time so that the required ten-day notice of the distribution can be given to FINRA). The rights will be distributed on April 19, 2016 and will expire approximately 60 days later, on June 20, 2016, unless that date is extended as described in the prospectus. The prospectus has been revised to include those dates in the relevant locations including the cover page of the prospectus.

3.      We note your statement that "[a] fairly simple amendment to the certificate of information under Section 502(c) of the New York Business Corporation Law could be filed to change the number of shares authorized in each series...." Please describe the process for amending under Section 502(c) in the registration statement.

The Holding Company has already filed the certificate of amendment to its certificate of incorporation with the Secretary of State of the State of New York on March 30, 2016 allocating the 500,000 authorized shares of preferred Stock between the 6% Series A Cumulative Preferred Stock (140,000 shares) and the Series B Convertible Preferred Stock (360,000 shares), and the filing was accepted and is effective. Accordingly, we have advised the Holding Company that we do not believe further description of the process for amending the certificate is relevant to the shareholders.

4.      Please provide more detailed disclosure for investors regarding the process for any pro rata adjustments of shares.

The prospectus has been revised to provide additional disclosure about the circumstances which would require the Holding Company to pro rate the series of Preferred Stock among the shareholders exercising their subscription rights and the mechanism for the pro ration. Please see, for example, information under the heading “Summary – Summary of the Offering – Pro ration of Rights exercised in excess of authorized shares”

Calculation of Registration Fee

5.      Please revise to reflect that you are registering 360,000 shares of common stock, issuable upon conversion of the Series B Convertible Preferred Stock. Please also include this number in the heading of the Prospectus Summary page.

The change has been made in the Calculation of the Registration Fee.

6.      Please revise to include the number of subscription rights, 2,469,871, that you are registering, as you do in the body of the Prospectus Summary page. Please also include this number in the heading of the Prospectus Summary page.

The change has been made in the Calculation of the Registration Fee and in the heading of the Prospectus Summary page.

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7.      In the final sentence of footnote 1, please clarify that all shareholders subscribing for the oversubscribed Series will be entitled to purchase their pro rata share "of the shares of that Series being offered," if true.

The change has been made in footnote 1 of the Calculation of the Registration Fee.

8.   Please revise to include footnotes 3 and 5 within the fee table.

The reference to Footnote 3 has been moved into the table but the reference to Footnote 5 has been left next to the final fee number since it explains the partial payment of the registration fee initially and with the filing of Amendment No. 3 to the Registration Statement.

Conclusion

We have reviewed with the Holding Company’s officers the Holding Company’s responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Registration Statement. Attached to this letter is the Holding Company’s acknowledgement that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also reviewed with the officers of the Holding Company Rules 460 and 461 with respect to requests for acceleration. We have advised the Holding Company that a request for acceleration is treated as confirmation by the Holding Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Holding Company has informed us that, in order to allow adequate time for the distribution of the subscription rights and their exercise, it desires to have the Registration Statement declared effective as soon as practicable after allowing you adequate time to review and respond to this letter and any other matters. The Holding Company’s anticipates submitting request for acceleration of the effectiveness of the Registration Statement promptly after resolution of these and any additional comments which it hopes will be prior to the end of this week.

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Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague Eric Tanck (585) 263-1549. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean